August 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Mr. Kevin Woody, Accounting Branch Chief

RE: American Church Mortgage Company

Form 10-K

Filed March 30, 2012

File No. 000-25919

Ladies and Gentlemen:

This letter responds to your follow-up letter dated July 19, 2012. The responses address the Staff’s comments relating to American Church Mortgage Company’s (the “Company”) Form 10-K for the year ended December 31, 2011. For the Staff’s convenience, each response is preceded by the Staff Comment.

Real Estate Held for Sale, Page F-9

Comment 1. We have considered your response to our prior comment 1. Please address the following related to your real estate held for sale.

With respect to your property in Battle Creek, Michigan, we note in your response that the company has received numerous inquiries on the property since 2006. Please tell us whether these inquiries include any offers made on the property and explain to us why you did not consider these offers to be viable.

The Company received numerous offers on this property since 2006. Each offer was a verbal commitment to purchase the property. In virtually every case, however, the potential buyer requested that the Company provide seller financing. We agreed to provide seller financing if the buyer was willing and able to provide a down payment of at least 10% of the purchase price. In every case, the potential buyer did not have any funds available for a down payment. The Company will not entertain offers without the buyer risking their own cash reserves, so each offer was rejected. The listing price was attractive to all buyers. None of the buyers requested a reduction in the sale price. Based on these potential offers the Company and its listing agent agreed the listing price was at the time of the offers and remains today at or below current market value.

Comment 2. With respect to your property in Pine Bluff, Arkansas, we remain unclear how you have determined that you meet the requirements of ASC Topic 360-10-45 to classify the property as held for sale. Specifically we remain uncertain how you are able to actively market the property at a price that indicates the property is available for immediate sale given that the property is currently occupied by a tenant that is paying rent. Reference is made to ASC Topic 360-10-45-9e. In your response tell us whether there is any formal lease agreement with the tenant in the property and if so the terms of the agreement.

United States Securities and Exchange Commission

Division of Corporate Finance

August 9, 2012

The tenant in the building is the former owner of the building. We took a deed in lieu of foreclosure on the property. We have allowed the former owner to remain in the building while we attempt to sell the building. There is no formal lease agreement and the occupant is aware of our efforts to sell the property. The former owner, now tenant, made $11,000 in rental payments in 2011. Although this is less than the agreed upon amount the Company has determined it is best if we allow them to remain in the building to reduce our delinquency costs that would be substantially higher if the building was vacant. For example, occupancy reduces the Company’s maintenance expense, security costs and allows the property to remain tax-exempt. The Company believes that the expenses “avoided” by continued occupancy would exceed the rent received. In addition, the Company believes it can quickly take physical possession of the property once it is sold.

Comment 3. The above point not withstanding, given that you have classified the property as held for sale, we remain unclear how you determined it was appropriate to classify the rents received from the tenant as continuing operations. Cite all relevant accounting literature in your response. Reference is made to ASC Topic 460-10-45-3. Additionally, we note in your response that you have concluded that the rents received as immaterial. Please provided us with your materiality analysis.

The Company maintains a single line of business, financing of rural and inner-city churches and related facilities for religious organizations. We believe securing and managing temporarily, properties acquired through foreclosure or deed in lieu of foreclosure is an integral component of that line of business. Because of external economic influences the number of properties owned and timeframe over which the Company has been required to manage these properties have increased in comparison to prior periods. ASC 205-20-45-1 establishes the requirements for reporting a “component of an entity” (as defined within the ASC Glossary) as discontinued operations. The Company believes a single asset, whether held for sale or use, is not an operating segment, reporting unit, a subsidiary, or an asset group, and therefore does not meet the definition of a component of an entity. Accordingly we have determined that the rents received should be classified within our reporting for continued operations. Additionally the amount of rent is not material as it is a small percentage of total revenue reported on the Company’s 10K as of December 31, 2011. The Company’s total revenue for 2011 was approximately $3,216,000. The Company has determined the $11,000 represents less than .75% of total revenue. Also, the asset balance $225,000 to which these revenues relate represents less than .55% of the Company’s total assets as of December 31, 2011. Both the revenue and the asset amounts are believed to be immaterial to the financial statements.

Comment 4. With respect to both the property in Battle Creek Michigan and the property in Pine Bluff Arkansas, clarify for us how you applied the guidance in ASC Topics 360-10-35-44 and 360-10-35-45 in determining that no catch up adjustment would be required if the property were to be classified from held for sale to held and used.

Outlined below are the differences between the two properties which we have classified as held for sale versus if we classified them as held and used.

Held for Sale	Battle Creek , Michigan	Pine Bluff Arkansas
Value of Property When Foreclosed	$216,000	$237,000
Current Reserves	(136,000)	(12,000)
Current Carrying Value	$80,000	$225,000

United States Securities and Exchange Commission

Division of Corporate Finance

August 9, 2012

Held and Used	Battle Creek , Michigan	Pine Bluff Arkansas
Value of Property When Foreclosed	$216,000	$237,000
Year Property was Foreclosed:	2004	2008
Remaining Life Expectancy	40 years	42 years
Annual Deprecation Amount (Value/Remaining Life Expectancy)	$5,400 per year	$5,642 per year
Total Number of Years Since Foreclosure:	7 years	3 years
Total Depreciation Amount	$37,800	$16,926
Current Carrying Value Using Deprecation	$178,200	$220,074

Based on the current carrying value using current reserves, the value of Battle Creek, Michigan Property and the Pine Bluff, Arkansas Property is $80,000 and $225,000, respectively. Using the depreciation method, the current value of Battle Creek, Michigan property and the Pine Bluff, Arkansas property would be $178,200 and $220,704, respectively. The above figures show that each property is valued at much less using the current reserves calculation versus the depreciation method. The Pine Bluff, Arkansas property is valued $5,000 above the depreciation method and the Battle Creek, Michigan property is valued at less than 50% of the depreciation method. Therefore, the amounts used in the deprecation method are not material and therefore no catch-up would be required.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Mr. Scott J. Marquis, Chief Financial Officer and Treasurer at (952) 252-0909 or myself at (952) 252-0911 if you have any questions.

Sincerely,

/s/ Philip J. Myers
Philip J. Myers
Chief Executive Officer,
President and Director

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